UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

CGI Group Inc.

(Name of Issuer)

Class A Subordinate Shares

(Title of Class of Securities)

39945C 10 9

(CUSIP Number)

BCE Inc.
1000, rue de la Gauchetière Ouest
Bureau 3700
Montréal, Québec, H3B 4Y7
Canada

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 14 pages)

SCHEDULE 13D

CUSIP No. 39945C 10 9	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BCE Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)__ (b) x_

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	__

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,028,400

8	SHARED VOTING POWER
8,268,125

9	SOLE DISPOSITIVE POWER
20,028,400

10	SHARED DISPOSITIVE POWER
8,268,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,296,525

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	__

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 39945C 10 9	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
3787877 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)__ (b) x_

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	__

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
8,268,125

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
8,268,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,268,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	__

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON
CO

Item 1.         Security and Issuer.

                    This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on May 14, 2004 (such schedule, as amended, the “Schedule 13D”) by BCE Inc. (“BCE”) and 3787877 Canada Inc. (“3787877", together with BCE, the “Reporting Persons” and each, a “Reporting Person”) relating to the Class A Subordinate Shares (the “Class A Shares”) of CGI Group Inc., a company incorporated under the laws of the Province of Québec (the “Company”). The principal executive offices of the Company are located at 1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, Canada, H3A 2M8. A joint filing agreement has been filed as Exhibit 1 to this Schedule 13D on May 14, 2004 pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

                    This Amendment No. 1 relates to the pending sale to the Company of 100 million of its Class A Shares currently held by BCE at a price of $8.5923 per share (the “Transaction”). The Transaction is expected to close by January 12, 2006, subject to customary conditions contained in the credit facilities of the Company.

                    The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made.

Item 2.         Identity and Background.

                    Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

                    "This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by the Reporting Persons.

                    3787877 is a corporation organized under the laws of Canada, and is a wholly-owned subsidiary of BCE. BCE is a corporation organized under the laws of Canada.

                    The address of the principal office of BCE is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7. The address of the principal place of business of 3787877 is 1000, rue de la Gauchetière Ouest, Bureau 4100, Montréal, Québec, Canada H3B 5H8.

                    The principal business activity of BCE is communications. The principal business of 3787877 is to serve as a holding company for securities of the Company. BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides communication services to residential and business customers in Canada. Under the Bell brand, BCE’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include a media company, Bell Globemedia Inc., and Telesat Canada, a leader in satellite operations and systems management.

                    Set forth on Schedules A-1 and A-2 to this Amendment, and incorporated herein by reference, are lists of the executive officers and directors of the Reporting Persons that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) title; and (iv) citizenship.

                    During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedules A-1 and A-2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4.         Purpose of Transaction.

                    Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

                    “BCE has determined that it is no longer strategically essential for BCE to hold an investment in the Company given that the focus of Bell Canada, a wholly-owned subsidiary of BCE, is on providing network-centric managed services and applications. BCE and the Company have agreed that their ongoing relationship can be secured through commercial agreements. Following the expiration of a 120-day standstill period from the Closing Date (as defined in the Share Purchase Agreement (as defined in Item 6 below)), BCE intends to dispose of its remaining 28.3 million Class A Shares in an orderly fashion, with a view to maximizing value for BCE shareholders. The disposition of BCE’s stake in the Company is one further result of BCE’s continuing review of its asset base.

                    In the event that BCE becomes able to exercise its rights to purchase Class A Shares and/or Class B Shares (Multiple Voting) of the Company ("Class B Shares") pursuant to the Warrants (as defined in Item 6 below), it intends to exercise such rights, following which exercise, BCE would convert the Class B Shares to Class A Shares (pursuant to the Undertaking as defined in Item 6 below), and dispose of such shares so acquired and converted in an orderly fashion.

                    BCE has no current intention to acquire additional securities of the Company. However, BCE reserves the right to change its plans and intentions with respect to the Company at any time and BCE may, from time to time, sell or acquire Class A Shares (or other securities of the Company) in public or private transactions, subject to the rights and restrictions set forth in the July Agreement (as defined in Item 6 below) and the Share Purchase Agreement.

                    The matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

                    Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.”

Item 5.         Interest in Securities of the Issuer.

                    Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

                    “(a) Following the closing of the Transaction, BCE will be the beneficial owner of 28,296,525 Class A Shares representing 9.5% of the outstanding Class A Shares and 3787877 will be the beneficial owner of 8,268,125 Class A Shares representing 2.8% of the outstanding Class A Shares. The calculation of the foregoing percentages is based on the approximately 296.8 million Class A Shares that will be outstanding after the Closing Date (as defined in the Share Purchase Agreement), assuming the Class A Shares purchased by the Company in the Transaction are cancelled.

                    (b) Following the closing of the Transaction, BCE will have the sole power to vote or to direct the vote or dispose or direct the disposition of 20,028,400 Class A Shares and the shared power to vote or to direct the vote or dispose or direct the disposition of 8,268,125 Class A Shares. Following the closing of the Transaction, 3787877 will have the shared power to vote or to direct the vote or dispose or direct the disposition of 8,268,125 Class A Shares.

                    To the best knowledge of the Reporting Persons, the following persons named on Schedules A-1 or A-2 beneficially own the following amounts of Class A Shares and have sole voting power and sole dispositive power with respect to such shares (in each case the amount of Class A Shares accounts for less than 1% of the total outstanding amount of Class A Shares):

(i) William D. Anderson	1,000 Class A Shares
(ii) André Bérard	5,000 Class A Shares
(iii) The Honorable Edward C. Lumley	10,000 Class A Shares
(iv) Siim A. Vanaselja	5,000 Class A Shares

                    (c) Except for the Transaction, there were no transactions effected in the past sixty days in this class of securities by either 3787877 or BCE. To the best knowledge of the Reporting Persons, there were no transactions effected in the past sixty days in this class of securities by any of the persons named on Schedules A-1 and A-2 hereto.

                    (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons or the persons named on Schedules A-1 or A-2 other than each of the Reporting Persons or such persons named on Schedules A-1 or A-2.

                    (e) Not applicable.”

Item 6.         Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

                    Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

                    “The response to Item 4 of this Schedule 13D is incorporated herein by reference.

                    On December 16, 2005, BCE and the Company entered into an agreement (the “Share Purchase Agreement”), wherein it was agreed that on the Closing Date (as defined in the Share Purchase Agreement), the Company will acquire 100,000,000 Class A Shares from BCE at a price of Cdn. $8.5923 per Class A Share for a total consideration of Cdn. $859,230,000. The purchase price is equal to the volume-weighted average price of the Class A Shares for the 20 trading days preceding December 16, 2005 on the Toronto Stock Exchange.

                    This description of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which has been filed as Exhibit 99.1 to this Amendment and is incorporated herein by reference.

                    In connection with the Transaction, BCE, 3588513 Canada Inc. (“3588513”), a wholly-owned subsidiary of BCE, and the Company entered into an agreement dated December 16, 2005 (the “Termination Agreement”) pursuant to which they agreed that the July Agreement (as defined below) among the companies will be terminated upon completion of the Transaction.

                    This description of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, a copy of which has been filed as Exhibit 99.2 to this Amendment and is incorporated herein by reference.

                    BCE and 3588513 are parties to an agreement dated July 24, 2003 (the “July Agreement”) with the Company. As described above, pursuant to the Termination Agreement, the July Agreement will be terminated upon the closing of the Transaction. Pursuant to the terms of the July Agreeement, provided that certain conditions are satisfied, BCE has representation on the board of Directors of the Company. Mr. Serge Godin, Mr. André Imbeau and Mr. Jean Brassard, who have intervened to the July Agreement have undertaken to exercise the voting rights attached to their respective shares of the Company for the election of that number of representatives, as specified in the July Agreement, of BCE on the Board of Directors of the Company. BCE, for its own account and on behalf of any of its wholly-owned subsidiaries holding shares of the Company, has undertaken to exercise the voting rights attached to such shares in favor of the election of each of Messrs. Godin, Imbeau and Brassard as a director of the Company, to the extent that each of them is still, at the time of the vote, an officer of the Company and able under applicable law to act as a director. The July Agreement may result in BCE being considered a member of a group with Messrs. Godin, Imbeau and Brassard under Rule 13d-5. As described above, the July Agreement will be terminated upon closing of the transaction.

                    This description of the July Agreement is qualified in its entirety by reference to the July Agreement, a copy of which has been filed as Exhibit 4 to this Schedule 13D on May 14, 2004 and is incorporated herein by reference.

                    As at December 16, 2005, the number of Class A Shares (including Class A Shares issuable upon conversion of Class B Shares) beneficially owned, directly or indirectly, by each of Mr. Serge Godin, Mr. André Imbeau and Mr. Jean Brassard or over which each of them exercised control or direction was as follows:

a) Mr. Serge Godin: 28,803,095 Class A Shares (including 28,216,507 Class A Shares issuable upon conversion of 28,216,507 Class B Shares);

b) Mr. André Imbeau: 4,465,214 Class A Shares (including 4,221,165 Class A Shares issuable upon conversion of 4,221,165 Class B Shares); and

c) Mr. Jean Brassard: 1,571,557 Class A Shares (including 1,334,496 Class A Shares issuable upon conversion of 1,334,496 Class B Shares).

                    As at December 16, 2005, the number of options to purchase Class A Shares held by each of them was as follows:

a) Mr. Serge Godin: 1,727,730 options to purchase Class A Shares;

b) Mr. André Imbeau: 843,725 options to purchase Class A Shares; and

c) Mr. Jean Brassard: 62,000 options to purchase Class A Shares.

BCE disclaims beneficial ownership of all such shares.

                    BCE and its wholly-owned subsidiaries holding any Class A Shares or Class B Shares or other securities of the Company (collectively, “Securities”) have certain registration rights with respect to the Securities held by them pursuant to the terms and conditions set forth in the Registration Rights Agreement entered into as of July 1, 1998 among BCE, Bell Canada and the Company (the “Registration Rights Agreement”).

                    This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 5 to this Schedule 13D on May 14, 2004 and is incorporated herein by reference.

                    Pursuant to warrants issued by the Company to BCE dated August 9, 2001 (collectively, the "Warrants"), BCE is entitled, subject to the condition precedent described below, to purchase from the Company the following amounts of Class A Shares and Class B Shares at the prices and by the expiry dates listed below:

a)	843,918 Class A Shares at $8.877 per share by June 12, 2006;

b)	30,435 Class B Shares at $8.877 per share by June 12, 2006;

c)	3,021,096 Class A Shares at $6.55 per share by April 30, 2006; and

d)	110,140 Class B Shares at $6.55 per share by April 30, 2006.

                    BCE's right to exercise the Warrants is, in each case, subject to the prior exercise by third parties of similar warrants relating to Class A Shares or Class B Shares issued by the Company.

                    This description of the Warrants is qualified in its entirety by reference to the Warrants, an English language summary of which has been filed as Exhibit 99.3 to this Amendment and is incorporated herein by reference.

                    BCE executed, on August 9, 2001, an undertaking to the Company (the "Undertaking") wherein it convenants that it will, upon the exercise of its rights to purchase Class B Shares under the Warrants, cause such Class B Shares to be converted to Class A Shares.

                    This description of the Undertaking is qualified in its entirety by reference to the Undertaking, a copy of which has been filed as Exhibit 99.4 to this Amendment and is incorporated herein by reference.

                    Except as described above or elsewhere in this Amendment or incorporated by reference in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the other persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.”

Item 7.         Material to be filed as Exhibits.

                    Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

"Exhibit 99.1: Share Purchase Agreement, entered into on December 16, 2005, between BCE Inc. and CGI Group Inc.

Exhibit 99.2:  Termination Agreement, entered into on December 16, 2005, among BCE Inc., 3588513 Canada Inc. and CGI Group Inc.

Exhibit 99.3:  English language summary of Warrants, dated as of August 9, 2001, issued by CGI Group Inc. to BCE Inc.

Exhibit 99.4:  Undertaking of BCE Inc. to CGI Group Inc. dated July 24, 2003."

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2005

BCE INC.

	By:	(signed) Patricia A. Olah

Name: Patricia A. Olah Title: Corporate Secretary

3787877 CANADA INC.

By:	(signed) Patricia A. Olah

Name: Patricia A. Olah Title: Secretary and Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF
BCE INC.

The following sets forth the name, business address, title and citizenship of the directors and principal executive officers of BCE Inc. The business address of BCE Inc. is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP

Andre Berard	600, de La Gauchetière W.,27th Floor Montréal, Québec, Canada H3B 4L2	Director	Canadian

Ronald A. Brenneman	150 – 6th Avenue S.W., P.O. Box 2844 Calgary, Alberta, Canada T2P 3E3	Director	Canadian

Richard J. Currie	483 Bay Street, 7th Floor, North Tower Toronto, Ontario, Canada M5G 2C9	Chairman and Director	Canadian

Anthony S. Fell	200 Bay Street, 3rd Floor, South Tower Toronto, Ontario, Canada M5J 2W7	Director	Canadian

Donna Soble Kaufman	2 St. Clair Avenue East, Suite 800 Toronto, Ontario, Canada M4T 2T5	Director	Canadian

Brian M. Levitt	1000, de La Gauchetière W., 21st Floor Montréal, Québec, Canada H3B 4W5	Director	Canadian

The Honourable Edward C. Lumley	1 First Canadian Place, 4th Floor, P.O. Box 150 Toronto, Ontario, Canada M5X 1H3	Director	Canadian

Judith Maxwell	600 – 250 Albert Street Ottawa, Ontario, Canada K1P 6M1	Director	Canadian

John H. McArthur	Gallatin Hall C1-3D, Soldiers Field Boston, Massachusetts USA 02163	Director	Canadian

Thomas C. O’Neill	33 Geraldine Court Don Mills, Ontario, Canada M3A 1N2	Director	Canadian

James A. Pattison	1067 West Cordova Street, Suite 1800 Vancouver, British Columbia, Canada V6C 1C7	Director	Canadian

Robert C. Pozen	500 Boylston Street Boston, Massachusetts USA 02116	Director	American

Michael J. Sabia	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	President, CEO and Director	Canadian

Paul M. Tellier	935 de La Gauchetière W., 17th Floor Montréal, Québec, Canada H3B 2M9	Director	Canadian

Victor L. Young	9 Primrose Place St. John’s, Newfoundland, Canada A1B 4H2	Director	Canadian

William D. Anderson	1000, de La Gauchetière W., 12th Floor Montréal, Québec, Canada H3B 4Y7	President, BCE Ventures	Canadian

Alain Bilodeau	1000, de La Gauchetière W., 4th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and President, BCE Corporate Services	Canadian

Michael T. Boychuk	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and Treasurer	Canadian

Karyn A. Brooks	1000, de La Gauchetière Ouest, 7th Floor Montréal, Québec, Canada H3B 4Y7	Vice-President and Controller	Canadian

Mark R. Bruneau	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Executive Vice-President and Chief Strategy Officer	Canadian

Peter Daniel	1000, de La Gauchetière W., 38th Floor Montréal, Québec, Canada H3B 4Y7	Executive Vice-President – Communications and Corporate Marketing	Canadian

William J. Fox	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Executive Vice-President – Office of the CEO	Canadian

Lib Gibson	483 Bay Street, Floor 6N Toronto, Ontario, Canada M5G 2C9	Corporate Advisor	Canadian

Leo W. Houle	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Chief Talent Officer	Canadian

Lawson A.W. Hunter	110 O'Connor Street, 14th Floor Ottawa, Ontario, Canada K1P 1H1	Executive Vice-President and Chief Corporate Officer	Canadian

Alek Krstajic	1 Dundas Street West, 28th Floor Toronto, Ontario, Canada M5G 1Z3	Officer – Office of the CEO	Canadian

Patricia A. Olah	1000, de La Gauchetière W., 41st Floor Montréal, Québec, Canada H3B 5H8	Corporate Secretary	American

Barry W. Pickford	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President – Taxation	Canadian

Stephen P. Skinner	1000, de La Gauchetière W., 7th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President – Finance – Bell Canada	Canadian

Martine Turcotte	1000, de La Gauchetière W., 38th Floor Montréal, Québec, Canada H3B 4Y7	Chief Legal Officer	Canadian

Siim A. Vanaselja	1000, de La Gauchetière W., 38th Floor Montréal, Québec, Canada H3B 4Y7	Chief Financial Officer	Canadian

Stephen G. Wetmore	483 Bay Street, Floor 6N Toronto, Ontario, Canada M5G 2C9	Group President – Corporate Performance and National Markets	Canadian

Mahes S. Wickramasinghe	483 Bay Street, Floor 6N Toronto, Ontario, Canada M5G 2C9	Senior Vice-President – Audit and Risk Management	Canadian

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF
3787877 CANADA INC.

The following sets forth the name, business address, title and citizenship of the directors and executive officers of 3787877 Canada Inc. The business address of 3787877 Canada Inc. is 1000, rue de la Gauchetière Ouest, Bureau 4100, Montréal, Québec, Canada H3B 5H8.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP

Martine Turcotte	1000, rue de La Gauchetière West, 38th Floor Montréal, Québec, Canada H3B 4Y7	President and Director	Canadian

Patricia A. Olah	1000, rue de La Gauchetière West, 41st Floor Montréal, Québec, Canada H3B 5H8	Secretary and Director	American

Michael T. Boychuk	1000, rue de La Gauchetière West, 37th Floor Montréal, Québec, Canada H3B 4Y7	Treasurer	Canadian

Barry W. Pickford	1000, rue de La Gauchetière West, 37th Floor Montréal, Québec, Canada H3B 4Y7	Assistant Treasurer	Canadian